Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

		Six Months Ended		For the Year Ended December 31,
		June 30, 2013		2012		2011		2010		2009		2008
Earnings:
Net earnings (losses)	$	(929)	$	(3,906)	$	23,864	$	25,614	$	40,441	$	105,386
Income tax (benefit) provision		(598)		(2,190)		16,672		5,236		33,278		60,756
Amortization of capitalized interest		639		1,631		1,600		1,000		945		1,793
Fixed charges excluding capitalized interest		14,709		21,476		17,341		9,132		4,657		2,607

Total Earnings		13,821		17,011		59,477		40,982		79,321		170,542

Fixed Charges:
Interest expense (gross of interest income)	$	13,519	$	19,487	$	15,005	$	7,513	$	4,349	$	2,488

Amortization of deferred financing expense		1,068		1,828		2,193		1,544		235		—
Interest capitalized		809		6,763		6,979		736		—		2,232
Interest component of rental expense		122		161		143		75		73		119

Total Fixed Charges		15,518		28,239		24,320		9,868		4,657		4,839

Ratio of Earnings to Fixed Charges		0.9		0.6		2.4		4.2		17.0		35.2